UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AMERICAN PACIFIC CORPORATION

(Name of Subject Company)

AMERICAN PACIFIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

028740108

(CUSIP Number of Class of Securities)

Dana M. Kelley

Vice President, Chief Financial Officer, and Treasurer

American Pacific Corporation

3883 Howard Hughes Parkway, Suite 700

Las Vegas, Nevada 89169

(702) 735-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Zane O. Gresham

Jeffrey Washenko

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7145

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) initially filed on January 27, 2014 with the Securities and Exchange Commission by American Pacific Corporation (“AMPAC” or the “Company”). The Schedule 14D-9 relates to the tender offer by Flamingo Merger Sub Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Flamingo Parent Corp., a Delaware corporation (“Parent”), to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.10 per share, at a purchase price of $46.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2014, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by replacing the second full paragraph under the heading “Antitrust Review—United States Antitrust Compliance” in its entirety with the following:

The Sponsor Fund and the Company filed their respective Premerger Notification and Report Forms on January 24, 2014 with the FTC and the Antitrust Division relating to the proposed acquisition of the Company. At 11:59 p.m. New York City time on February 10, 2014, the required waiting period under the HSR Act in connection with the purchase of Shares in the Offer and the Merger expired. Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the other conditions set forth in the Merger Agreement and described in “Section 15 Certain Conditions of the Offer” of the Offer to Purchase, including the waiting period under the Austrian Cartel Act 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN PACIFIC CORPORATION

By:	/s/ JOSEPH CARLEONE
Name:	Joseph Carleone
Title:	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Dated: February 12, 2014